SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

14 April, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	1Q26 BP plc Trading Statement Part 1 of 1 dated 14 April 2026

Exhibit 1.1

FOR IMMEDIATE RELEASE
London 14 April 2026
BP p.l.c. Trading Statement

First quarter 2026 trading statement

The following Trading Statement provides a summary of BP p.l.c.'s (bp) current estimates and expectations for the first quarter of 2026, including data on the economic environment as well as group performance during the period. The information presented is not comprehensive of all factors which may impact bp's group results for the first quarter 2026 and is not an estimate of those results.
Also refer to bp's fourth quarter and full year 2025 group results announcement on 10 February 2026 for first quarter and full year 2026 guidance items which continue to apply unless explicitly stated. A summary of that guidance is provided in the Appendix to this Trading Statement. All information provided is subject to the finalization of bp's financial reporting processes and actual results may vary. See the Glossary for a definition of guidance items included in this Trading Statement.
bp's group results for the first quarter 2026 are scheduled to be published on 28 April 2026.

Updated 1Q26 guidance

These estimates and expectations include impacts associated with the ongoing situation in the Middle East and the current market conditions resulting in heightened volatility in crude oil, natural gas and refined products prices in the latter part of the first quarter. These market conditions are expected to impact financial results, including trading results and working capital movements, increase the dislocation between marker prices versus actual prices realized by bp in 1Q 2026, and increase the impact of price lagsa.

Earnings considerations for 1Q 2026 underlying RC profit before interest and tax, relative to 4Q 2025:
●     Reported upstream production in the first quarter is expected to be broadly flat compared to the fourth quarter 2025 (2,344 mboe/d). Within this,

◦    gas & low carbon energy is expected to be slightly higher compared to the fourth quarter 2025 (788 mboe/d).

◦     oil production & operations is expected to be slightly lower compared to the fourth quarter 2025 (1,555 mboe/d) including price impacts on PSA and TSC entitlement volumes.

●     Gas & low carbon energy segment: realizations are expected to be broadly flat compared to the prior quarter. These include the impact of price lagsa and the changes in non-Henry Hub natural gas marker prices. The gas marketing and trading result is expected to be average (fourth quarter 2025 average).

●     Oil production & operations segment: realizations are expected to have an impact compared to the prior quarter in the range of +$0.1 to 0.2 billion. These include the significant impact of the price lagsa on bp's production, particularly in the Gulf of America and the UAE where production is priced on one and two month lagged basis respectively. Compared to the prior quarter, reflecting production mix, cash costs are $0.1 billion higher and DD&A charge is broadly flat (fourth quarter 2025 $2.0 billion) due to a higher unit charge.

●      Customers & products segment: compared to the prior quarter, results are expected to reflect the following factors:

◦     customers - seasonally lower volumes and lower retail fuels margins, more than offset by stronger midstream performance.

◦      products - stronger realized refining margins in the range of +$0.1 to 0.2 billion and a lower impact from turnaround activity. The oil trading result is expected to be exceptional (fourth quarter 2025 weak).

Other financial considerations for 1Q 2026
●    The group underlying effective tax rate for the first quarter is expected to be around 35%, reflecting the higher results in products.

●    Capital expenditure in the first quarter is expected to be broadly flat with the organic capital expenditure in the fourth quarter 2025 ($3.5 billion).

●     Net debt at the end of the first quarter is expected to be in the range of $25 to 27 billion compared to the end of the fourth quarter 2025 ($22.2 billion). This is driven primarily by a significant working capital build in the range of $4 to 7 billion, largely due to the price environment.

a.       See Trading conditions and rules of thumb section below.

Underlying replacement cost (RC) profit before interest and tax, underlying effective tax rate, organic capital expenditure, net debt, working capital (after adjusting for inventory holding gains, fair value accounting effects and other adjusting items) and underlying operating expenditure are non-IFRS measures.

Trading conditions and rules of thumb

The marker prices and margins below do not represent the actual prices or margins realized by bp during the given periods.

●    Brent averaged $81.13/bbl in the first quarter 2026 compared to $63.73/bbl in the fourth quarter 2025.

●    US gas Henry Hub first of month index averaged $5.05/mmBtu in the first quarter 2026 compared to $3.55/mmBtu in the fourth quarter 2025.

●    The bp RIM averaged $16.9/bbl in the first quarter 2026 compared to $15.2/bbl in the fourth quarter 2025.

Rules of thumb below are intended to give directional indicators of the impact of changes in the trading environment on bp's 2026 full-year pre-tax results. These rules of thumb are approximate and based upon bp's current portfolio of oil and gas businesses. The weighting of the rules of thumb for Brent and Henry Hub is an approximate split of 80% to oil production & operations and 20% to gas & low carbon energy.
The relationship between prices and results is not necessarily linear across a wide range of oil and gas prices. Changes in margins, differentials, seasonal demand patterns, operational issues, hedge positions and other factors including timing of acquisition and divestment activity, can also materially impact the results. Hedging activity impacts the Henry Hub rule of thumb and as a result should not be treated as representative of the longer-term sensitivity.
Significant differences between the estimates implied by the application of the rules of thumb and the actual results themselves may also arise due to complex mechanisms for calculating government shares of oil and gas revenues in some jurisdictions, depending on price levels.
The bp Refining Indicator Margin rule of thumb reflects the sensitivity of the group's results to changes in refining margins. However, actual margins realized by bp may vary due to a variety of factors, including the actual mix of a crude and product for a given quarter.  Under the current market conditions, and resulting heightened volatility in commodity and refined product prices, crude differentials, transportation costs and product mix may vary significantly. See Refining Indicator Margin link for more information.

Further information on prices and bp's current rules of thumb can be found at the following link: bp.com Rules of Thumb

Rules of thumb
Operating environment rules of thumb for the full year 2026	Impact on pre-tax replacement cost operating profit
Oil pricea Brent +/- $1/bbl	$340m
Natural gas pricea Henry Hub +/- $0.10/mmBtu	$40m
Refining indicator margin RIM +/- $ 1/bbl	$550m
a.       Combined indicator for oil production & operations and gas & low carbon energy.

Appendix

Select financial and operating metrics
	4Q25 reported	1Q26 updated outlook
upstream productiona (mboe/d)	2,344	broadly flat
oil production & operations production (mboe/d)	1,555	slightly lower
gas & low carbon energy production (mboe/d)	788	slightly higher
Gas marketing and trading result	average	average
oil production & operations depreciation, depletion & amortization ($ billion)	2.0	broadly flat
Oil trading result	weak	exceptional
Net debt ($ billion)	22.2	25 to 27
Organic capital expenditure ($ billion)	3.5	broadly flat
 a.       Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.

Guidance issued in 4Q25 Stock Exchange Announcementa
Guidance Area	Full Year 2026	1Q26 vs 4Q25
Reported and underlying upstream production	Reported upstream production to be slightly lower and underlying upstream production to be broadly flat, of which oil production & operations broadly flat and gas & low carbon energy lower	Reported upstream production to be broadly flat
Customers
●  Expect to make continued progress growing cash flows, supported by lower underlying operating       expenditure driven by structural cost reductions. These benefits will be partly offset by the earnings  impact of completed and announced divestments
●  Reported earnings will benefit from lower depreciation as a result of the assets held for sale accounting  treatment of Castrol following the planned divestment
●  Fuel margins remain sensitive to movements in the cost of supply

Seasonally lower volumes
Products	Significantly lower level of turnaround activity	● Lower industry refining margins ● Partly offset by a lower level of refinery turnaround activity
OB&C	Around $1bn charge
DD&A	Broadly flat
Underlying effective tax rateb	Around 40%
Capital expenditure	$13-13.5bn, weighted to the first half	Broadly flat
Divestment and other proceeds	$9-10bn, including ~$6bn from the announced Castrol transaction, all significantly weighted to the second half
Gulf of America oil settlement payments	~$1.6bn pre-tax including $0.4bn in 1Q and $1.1bn 2Q
a        Refer to bp's fourth quarter and full year 2025 group results announcement and bp.com for full text.
b        Underlying effective tax rate is sensitive to a range of factors, including the volatility of the price environment and its impact on the geographical mix of the group's profits and losses.

Glossary
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.

Net debt and gearing are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided in the Stock Exchange Announcement.

We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.

Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in developing and maintaining the group's assets.  The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided in the Stock Exchange Announcement.

Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is a non-IFRS measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses and are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

Refining indicator margin (RIM) is a simple indicator of the weighted average of bp's crude slate and product yield as deemed representative for each refinery. Actual margins realized by bp may vary due to a variety of factors, including the actual mix of a crude and product for a given quarter.

Structural cost reduction is calculated as decreases in underlying operating expenditure as a result of operational efficiencies, divestments, workforce reductions and other cost saving measures that are expected to be sustainable compared with 2023 levels. The total change between periods in underlying operating expenditure will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations. Estimates of cumulative annual structural cost reduction may be revised depending on whether cost reductions realized in prior periods are determined to be sustainable compared with 2023 levels. Structural cost reductions are stewarded internally to support management's oversight of spending over time. bp believes this performance measure is useful in demonstrating how management drives cost discipline across the entire organization, simplifying our processes and portfolio and streamlining the way we work. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses.

Technical service contract (TSC) - Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Underlying operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that underlying operating expenditure is a performance measure that provides investors with useful information regarding the company's financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distribution and administration expenses.

Underlying production - 2026 underlying production, when compared with 2025, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is a non-IFRS measure and is calculated as RC profit or loss including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation.

Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided above. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments. Upstream production includes bp's share of equity-accounted entities.

Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.

Change in working capital adjusted for inventory holding gains/losses, fair value accounting effects relating to subsidiaries and other adjusting items is a non-IFRS measure. It is calculated by adjusting for inventory holding gains/losses reported in the period; fair value accounting effects relating to subsidiaries reported within adjusting items for the period; and other adjusting items relating to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory. This represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period. The nearest equivalent measure on an IFRS basis for this is movements in inventories and other current and non-current assets and liabilities.

bp utilizes various arrangements in order to manage its working capital including discounting of receivables and, in the supply and trading business, the active management of supplier payment terms, inventory and collateral.

Cautionary Statement
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement: The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including (without limitation): the extent and duration of the impact of current geopolitical and market conditions including price fluctuations in crude oil, natural gas and refined products; changes in demand for bp's products; currency fluctuations; drilling and production results; reserves estimates; sales volume and sales mix numbers; supply and demand imbalances including as a result of direct or indirect restrictions on production or disruptions to supply; regional pricing differentials and refining margins; seasonal impacts on product demand and operating expenses; resolution of trading and derivative positions for the quarter; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars, regional conflicts including the Middle East conflict and acts of terrorism; cyber-attacks or sabotage as well as those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F 2025 as filed with the US Securities and Exchange Commission. Furthermore, additional factors may exist that will be relevant to bp's group results for the first quarter of 2026 that are not currently known or fully understood. Neither bp nor any of its subsidiaries assumes any obligation to update, revise or supplement any forward-looking statement contained in this announcement to reflect future circumstances, events or information.
The contents of websites referred to in this announcement do not form part of this announcement.

Contacts
	London	Houston

Press Office	Rita Brown	Paul Takahashi
	+44 (0) 7787 685821	+1 713 903 9729

Investor Relations	Craig Marshall	Graham Collins
bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116

BP p.l.c.'s LEI Code 213800LH1BZH3DI6G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 March 2026
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary